UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 19, 2026

VIA EDGAR AND ELECTRONIC MAIL

George J. Zornada, Esq.
K&L Gates LLP
One Congress Street, Suite 2900
Boston, MA 02114-2023

Re: NexPoint Capital, Inc., *et al.*; File No. 803-00296

Dear Mr. Zornada:

By form APP-WD filed with the Securities and Exchange Commission on July 29, 2026, you requested that the above-referenced application be withdrawn only with respect to the filing of the application under file number 803-00296. The Form APP-WD does not request withdrawal of the application filed under file number 812-16060. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority, only with respect to the application filing under file number 803-00296.

Sincerely,

/s/ Thomas Ahmadifar

Thomas Ahmadifar
Branch Chief

cc: Deepak T. Pai, Senior Counsel, Chief Counsel's Office